Exhibit 99.9

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN
PART, IN, INTO OR FROM AUSTRALIA, CANADA OR JAPAN

28 March 2006

RECOMMENDED CASH OFFER

by

UBS INVESTMENT BANK

on behalf of the Offeror

a wholly owned subsidiary of

WOLSELEY PLC

and (in the United States) by the Offeror

for

BRANDON HIRE PLC

Summary

•	The board of directors of Wolseley plc (“Wolseley”) and the Board of Directors of Brandon Hire plc (“Brandon Hire”) announce that they have reached agreement on the terms of a recommended cash offer for all the issued and to be issued share capital of Brandon Hire, to be made by Wolseley Bristol Limited (“Wolseley Acquisitions”), a wholly-owned subsidiary of Wolseley specifically formed for the purpose of making the offer, and (outside the United States) by UBS Investment Bank on Wolseley Acquisitions’ behalf.

•	The Offer will be 212 pence in cash for each Brandon Hire Share and values Brandon Hire’s existing issued share capital at approximately £71.9 million. In addition Brandon Hire Shareholders will be entitled to receive and retain the final dividend of 2.9 pence per Brandon Hire Share for the year ended 31 December 2005 payable on 3 May 2006 to Brandon Hire Shareholders on the register at the close of business on 31 March 2006.

•	The Offer Price represents:

	–	A premium of 15.2 per cent. to Brandon Hire's share price of 184.0 pence at the close of business on 27 March 2006, the last business day before this announcement;

	–	A premium of 38.6 per cent. to Brandon Hire’s share price of 153.0 pence at the close of business on 28 December 2005, the last business day before Brandon Hire announced it had given permission for a management team to explore a management buyout that may or may not lead to an offer; and

	–	A premium of 50.4 per cent. to the average closing price of 141.0 pence per Brandon Hire share for the three months prior to the close of business on 28 December 2005.

•	Wolseley Acquisitions has received irrevocable undertakings to accept the Offer (including from certain of the directors of Brandon Hire and their related company and trusts) in respect of 12,279,561 Brandon Hire Shares representing approximately 36.2 per cent. of the existing issued ordinary share capital.

•	The board of Wolseley believes the Offer is an attractive opportunity for Wolseley to expand in a complementary business area and will provide significant benefits:

	–	Brandon Hire’s hire business is an established business that is highly respected in the UK market, with strong growth potential. Brandon Hire will significantly improve the strategic position of Wolseley’s hire offering and represents an attractive opportunity to accelerate its growth;

	–	Brandon Hire has a strong record of organic growth and geographical expansion through new sites from both acquisitions and greenfield openings. Following the acquisition, Brandon Hire will benefit from Wolseley’s financial strength in continuing this programme;

	–	There is a strong benefit to customers from a combination of Wolseley’s and Brandon Hire’s businesses, from both a product and geographic perspective. In particular, following the acquisition, Wolseley’s tool hire business will have a broader UK presence from which to offer a wider range of products and services; and

	–	The acquisition of Brandon Hire will enable the combined tool hire business to enhance revenue growth and generate cost synergies through a combined product offering and the sharing of commercial, operational and logistical best practices.

The Board of Brandon Hire, which has been so advised by Close Brothers, considers the terms of the Offer to be fair and reasonable. In providing advice to the Board of Brandon Hire, Close Brothers has taken into account the commercial assessments of the directors of Brandon Hire. Accordingly, the Board of Brandon Hire intends unanimously to recommend Brandon Hire Shareholders to accept the Offer, as they and their related company and trusts have (save as further explained in Appendix 3 and except for Mr Brian Nathan who has not been able to provide an irrevocable undertaking for reasons outside his control) undertaken to do in respect of their beneficial shareholdings of 8,518,912 Brandon Hire Shares, representing, in aggregate, approximately 25.1 per cent. of the existing issued share capital of Brandon Hire.

Commenting on the Offer, Charles Banks, Chief Executive Officer of Wolseley, said:

“We are delighted to have reached agreement with the Board of Brandon Hire. The transaction represents a further step in our strategy to broaden our product and geographic reach, by enhancing our hire offering across the UK. We look forward to working with the Brandon Hire team to realise the potential that exists to grow the combined business, through sharing best practice and increased customer benefits”

Commenting on the Offer, John Laycock, Chairman of Brandon Hire, said:

“The board of Brandon Hire is pleased to accept this offer from Wolseley plc. It not only represents excellent value to shareholders, but also secures a strong future for the company and its employees as part of a group with a proven track record of developing its acquisitions.”

This summary should be read in conjunction with the attached announcement. The conditions to the Offer are set out in Appendix 1 to this announcement. The bases and sources of certain financial information contained in this announcement are set out in Appendix 2. Details of certain irrevocable undertakings are set out in Appendix 3. Certain terms used in this announcement are set out in Appendix 4.

Enquiries

Wolseley
Investors/Analysts:
Guy Stainer	+44 118 929 8744
Head of Investor Relations	+44 773 977 8187

John English	+1 513 771 9000
Director of Investor Relations,	+1 513 328 4900
North America

Press:
Penny Studholme	+44 118 929 8886
Director of Corporate Communications	+44 786 055 3834

UBS Investment Bank	+44 20 7568 1000
(Financial adviser to Wolseley)
Liam Beere
Tim Waddell
James Robertson

Brunswick	+44 20 7404 5959
(PR Adviser to Wolseley)
Andrew Fenwick
Nina Coad

Brandon Hire	+44 117 971 9119
John Laycock, Chairman
Charles Skinner, Chief Executive

Close Brothers	+44 20 7655 3100
(Financial adviser to Brandon Hire)
David Bezem
Gareth Davies

Brunswick	+44 20 7404 5959
(PR adviser to Brandon Hire)
Simon Sporborg
Ash Spiegelberg

This announcement does not constitute an offer or invitation to purchase any securities. The Offer will be made solely by means of the offer document and the acceptance forms accompanying the offer document, which will contain the full terms and conditions of the Offer including details of how it may be accepted.

UBS Limited (“UBS Investment Bank” or “UBS”) is acting exclusively for Wolseley and Wolseley Acquisitions and no-one else in connection with the Offer and will not be responsible to anyone other than Wolseley and Wolseley Acquisitions for providing the protections afforded to clients of UBS Limited nor for providing advice in relation to the Offer.

Close Brothers is acting exclusively for Brandon Hire and no-one else in connection with the Offer and will not be responsible to anyone other than Brandon Hire for providing the protections afforded to clients of Close Brothers nor for providing advice in relation to the Offer.

The Offer is not being made in or into, and is not capable of acceptance in or from, Canada, Australia or Japan. Custodians, nominees and trustees should observe these restrictions and should not send or distribute documents in or into Canada, Australia or Japan.

Notice to US holders of Brandon Hire Shares:

The Offer is being made for the securities of a UK company and is subject to UK disclosure requirements, which are different from those of the United States. The financial information included in this announcement has been prepared in accordance with generally accepted accounting principles of the United Kingdom and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. The Offer will be made in the United States pursuant to an exemption from certain of the US tender offer rules provided by Rule 14d-1(c) and otherwise in accordance with the requirements of the City Code. Accordingly, the Offer will be subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments that are different from those under US domestic tender offer procedures and law.

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It may be difficult for US holders of Brandon Hire Shares to enforce their rights and any claim arising out of the US federal securities laws, since Wolseley, Wolseley Acquisitions and Brandon Hire are located in a foreign country, and some or all of their officers and directors may be residents of a foreign country. US holders of Brandon Hire Shares may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. Further, it may be difficult to compel a foreign company and its affiliates to subject themselves to a US court’s judgement.

In accordance with normal UK practice, Wolseley, Wolseley Acquisitions or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, Brandon Hire Shares outside the United States, other than pursuant to the Offer, before or during the period in which the Offer remains open for acceptance. Also, in accordance with Rule 14e-5(b) of the US Exchange Act, UBS Investment Bank will continue to act as an exempt market maker in Brandon Hire Shares on the London Stock Exchange. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the UK, will be reported to a Regulatory Information Service of the UK Listing Authority and will be available on the London Stock Exchange website, www.londonstockexchange.com

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM AUSTRALIA, CANADA OR JAPAN

28 March 2006

RECOMMENDED CASH OFFER FOR BRANDON HIRE BY WOLSELEY ACQUISITIONS

1.	Introduction

The board of directors of Wolseley plc (“Wolseley”) and the Board of Directors of Brandon Hire plc (“Brandon Hire”) announce that they have reached agreement on the terms of a recommended cash offer for all the issued and to be issued share capital of Brandon Hire, to be made by Wolseley Bristol Limited (“Wolseley Acquisitions”), a wholly-owned subsidiary of Wolseley specifically formed for the purpose of making the Offer, and (outside the United States) by UBS Investment Bank on Wolseley Acquisitions’ behalf.

The Offer values each Brandon Hire Share at 212 pence and Brandon Hire's existing issued share capital at approximately £71.9 million.

•	The Offer Price represents:

	–	A premium of 15.2 per cent. to Brandon Hire's share price of 184.0 pence at the close of business on 27 March 2006, the last business day before this announcement;

	–	A premium of 38.6 per cent. to Brandon Hire’s share price of 153.0 pence at the close of business on 28 December 2005, the last business day before Brandon Hire announced it had given permission for a management team to explore a management buyout that may or may not lead to an offer; and

	–	A premium of 50.4 per cent. to the average closing price of 141.0 pence per Brandon Hire share for the three months prior to the close of business on 28 December 2005.

The Board of Brandon Hire, which has been so advised by Close Brothers, considers the terms of the Offer to be fair and reasonable. In providing advice to the Board of Brandon Hire, Close Brothers has taken into account the commercial assessments of the directors of Brandon Hire. Accordingly, the Board of Brandon Hire intends unanimously to recommend Brandon Hire Shareholders to accept the Offer, as they and their related company and trusts have (save as further explained in Appendix 3 and except for Mr Brian Nathan who has not been able to provide an irrevocable undertaking for reasons outside his control) undertaken to do in respect of their beneficial shareholdings of 8,518,912 Brandon Hire Shares, representing, in aggregate, approximately 25.1 per cent. of the existing issued share capital of Brandon Hire.

2.	The Offer

The Offer, which will be subject to the conditions and further terms set out in Appendix 1 and to be set out in the offer document, will be made on the following basis:

for each Brandon Hire Share	212 pence in cash

In addition Brandon Hire Shareholders will be entitled to receive and retain the final dividend of 2.9 pence per Brandon Hire Share for the year ended 31 December 2005 payable on 3 May 2006 to Brandon Hire Shareholders on the register at the close of business on 31 March 2006.

3.	Dividend

The Brandon Hire final dividend of 2.9 pence per Brandon Hire Share for the year ended 31 December 2005 is subject to confirmation at the Annual General Meeting of Brandon Hire, which will be held on Tuesday, 25 April 2006. Brandon Hire has proposed to pay this dividend on 3 May 2006 to shareholders on the register at 31 March 2006.

4.	Information relating to Wolseley

Wolseley plc is the world's largest specialist trade distributor of plumbing and heating products and a leading supplier of building materials to professional contractors in North America, the UK and Continental Europe. Wolseley has more than 64,000 employees operating in 14 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Belgium, Luxembourg and Denmark.

Group sales for the year ended 31 July 2005 were approximately £11.3 billion and operating profit, before goodwill amortisation was £720.8 million.

Wolseley is listed on the London and New York Stock Exchanges and is in the FTSE 100 index of listed companies.

5.	Information relating to Wolseley Acquisitions

Wolseley Acquisitions, a wholly owned subsidiary of Wolseley incorporated in the UK, has been formed for the purpose of making the Offer. To date, Wolseley Acquisitions has engaged in no activities other than those incidental to its organisation and the making of the Offer.

6.	Information relating to Brandon Hire

Brandon Hire operates a national network of 143 tool hire and lifting equipment hire branches across mainland Britain under the Brandon Hire Tool Hire and Brandon Hire Loadtite banners. The company supplies an extensive range of equipment for hire to a broad customer base and also sells related equipment and accessories.

Sales for the year ended 31 December 2005 were approximately £57.1 million and operating profit before intangible asset amortisation was £6.4 million

7.	Background to and reasons for the Offer

The board of Wolseley believes the Offer is an attractive opportunity for Wolseley to expand in a complementary business area and will provide significant benefits:

–	Brandon Hire’s hire business is an established business that is highly respected in the UK market, with strong growth potential. Brandon Hire will significantly improve the strategic position of Wolseley’s hire offering and represents an attractive opportunity to accelerate its growth;

–	Brandon Hire has a strong record of organic growth and geographical expansion through new sites from both acquisitions and greenfield openings. Following the acquisition, Brandon Hire will benefit from Wolseley’s financial strength in continuing this programme;

–	There is a strong benefit to customers from a combination of Wolseley’s and Brandon Hire’s businesses, from both a product and geographic perspective. In particular, following the acquisition, Wolseley’s tool hire business will have a broader UK presence from which to offer a wider range of products and services; and

–	The acquisition of Brandon Hire will enable the combined tool hire business to enhance revenue growth and generate cost synergies through a combined product offering and the sharing of commercial, operational and logistical best practices.

8.	Management and employees

Wolseley attaches great importance to the skills and experience of the existing management and employees of Brandon Hire and believes that they will benefit from greater opportunities within the Wolseley Group. It is Wolseley’s intention to retain all Hire Center and Brandon Hire branches as well as the Brandon Hire management team and office in Bristol. Accordingly, Wolseley has given assurances to the Directors of Brandon Hire that the existing rights of employees of Brandon Hire, including pension rights, will be fully safeguarded.

9.	Brandon Hire Share Schemes

The Offer will extend to any Brandon Hire Shares which are unconditionally allotted or issued while the Offer remains open for acceptance (or such earlier date as Wolseley Acquisitions may, subject to the City Code, determine) as a result of the exercise or release of share options or awards granted under the Brandon Hire Share Schemes.

If the Offer becomes or is declared unconditional in all respects, it is intended that appropriate proposals will be made to participants in the Brandon Hire Share Schemes which will allow them to accept the Offer for Brandon Hire Shares which they acquire on the exercise or release of their share options or awards granted under the

Brandon Hire Share Schemes save where the exercise price of any option which remains unexercised is above the Offer Price.

10.	Financing of the Offer

The cash consideration payable by Wolseley Acquisitions to Brandon Hire Shareholders under the terms of the Offer will be provided from Wolseley’s existing resources.

11.	Irrevocable Undertakings

Wolseley Acquisitions has received irrevocable undertakings to accept the Offer (including from certain of the directors of Brandon Hire and their related company and trusts) in respect of 12,279,561 Brandon Hire Shares, representing approximately 36.2 per cent. of the existing issued ordinary share capital.

The undertakings from certain of the Directors of Brandon Hire and their related company and trusts (which excludes Mr Brian Nathan who has not been able to provide an irrevocable undertaking for reasons outside his control) are, save as further explained in Appendix 3, in respect of the entire holdings of such Directors amounting to 8,518,912 Brandon Hire Shares representing approximately 25.1 per cent. of Brandon Hire’s existing issued ordinary share capital. The undertakings from the relevant Directors of Brandon Hire and their related company and trusts will cease to be binding only if the Offer lapses or is withdrawn and remain binding in the event that a higher competing offer for Brandon Hire is made.

These undertakings also include an undertaking from Morley Fund Management Ltd. in respect of 3,760,649 Brandon Hire Shares representing approximately 11.1 per cent. of Brandon Hire’s existing issued ordinary share capital. The circumstances in which this undertaking will cease to be binding is set out in Appendix 3.

In total therefore Wolseley Acquisitions has received irrevocable undertakings to accept the Offer in respect of 12,279,561 Brandon Hire Shares representing approximately 36.2 per cent. of Brandon Hire’s existing issued share capital.

Further details of these irrevocable undertakings are set out in Appendix 3 to this announcement.

12.	Disclosure of interests in Brandon Hire relevant securities

Neither Wolseley (or Wolseley Acquisitions) nor any of the Directors of Wolseley (or Wolseley Acquisitions) nor, so far as Wolseley is aware, any person acting in concert with Wolseley, has any interest in or right to subscribe for Brandon Hire relevant securities.

In view of the requirement for confidentiality, Wolseley has not made any enquiries in this respect of certain parties who may be deemed by the Panel to be acting in concert with it for the purposes of the Offer.

13.	Inducement Fee

As a pre-condition to Wolseley Acquisitions agreeing to announce the Offer, Brandon Hire has agreed to pay an inducement fee to Wolseley Acquisitions of approximately £0.8 million if the Offer is announced and:

(i)	subsequently lapses or is withdrawn or is not made and before this time an independent competing offer is announced which subsequently becomes unconditional in all respects or otherwise completes;

(ii)	the Directors of Brandon Hire withdraw or adversely modify their recommendation of the Offer or agree or resolve to recommend an independent competing offer; or

(iii)	Brandon Hire is in breach of certain non-solicitation undertakings.

14.	Compulsory acquisition, delisting and de-registration

Upon the Offer becoming, or being declared, unconditional in all respects and sufficient acceptances being received, Wolseley Acquisitions intends to apply the provisions of sections 428 to 430F (inclusive) of the Companies Act to acquire compulsorily the outstanding Brandon Hire Shares on the same terms as the Offer.

It is also intended that, when Wolseley Acquisitions has by virtue of its shareholdings and acceptances of the Offer acquired or agreed to acquire Brandon Hire Shares carrying at least 75 per cent. of the voting rights attaching to the ordinary share capital of Brandon Hire, Wolseley Acquisitions will procure the making of an application by Brandon Hire both to the London Stock Exchange for the cancellation of trading of Brandon Hire Shares on the London Stock Exchange’s market for listed securities and to the UK Listing Authority for cancellation of the listing of Brandon Hire Shares on the Official List of the UK Listing Authority. At least 20 business days notice of cancellation will be given once Wolseley Acquisitions announces it has acquired 75 per cent. of the voting rights. The cancellation of the listing of Brandon Hire Shares will significantly reduce the liquidity and marketability of any Brandon Hire Shares in respect of which acceptances of the Offer are not submitted.

15.	Overseas shareholders

The availability of the Offer to persons who are not resident in the United Kingdom or the United States may be affected by the laws of their relevant jurisdiction. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction. Further details in relation to overseas shareholders will be contained in the Offer Document.

The Offer will be made for the securities of a UK company. The Offer will be made in accordance with the requirements of the City Code and will be subject to disclosure and other procedural requirements that are different from those under US domestic tender offer practice and law.

Unless otherwise determined by Wolseley Acquisitions, the Offer will not be made, directly or indirectly, in or into Australia, Canada, Japan or any jurisdiction where to do so would constitute a breach of securities laws in that jurisdiction and the Offer will not be capable of acceptance from or within Australia, Canada, Japan or any such other jurisdiction. Accordingly, copies of this announcement are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from Australia, Canada, Japan or any jurisdiction where to do so would constitute a breach of securities laws in that jurisdiction, and persons receiving this announcement (including custodians, nominees and trustees) must not mail or otherwise distribute or send it in, into or from such jurisdictions as doing so may invalidate any purported acceptance of the Offer.

Notwithstanding the foregoing, Wolseley Acquisitions retains the right to permit the Offer to be accepted and any sale of securities pursuant to the Offer to be completed if, in its sole discretion, it is satisfied that the transaction in question can be undertaken in compliance with applicable law and regulation.

16.	General

The offer document will be posted to Brandon Hire Shareholders as soon as practicable.

The Offer will be subject to the conditions set out in Appendix 1.

The bases and sources of certain financial information contained in this announcement are set out in Appendix 2. Details of certain irrevocable undertakings are set out in Appendix 3. Certain terms used in this announcement are defined in Appendix 4.

17.	Dealing disclosure requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, “interested” (directly or indirectly) in 1 per cent. or more of any class of “relevant securities” of Brandon Hire, all “dealings” in any “relevant securities” of Brandon Hire, (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the “offer period” otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an “interest” in “relevant securities” of Brandon Hire, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all “dealings” in “relevant securities” of Brandon Hire by Wolseley or Brandon Hire, or by any of their respective “associates”, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8, you should consult the Panel.

This announcement does not constitute an offer or an invitation to purchase any securities. The Offer will be made solely by means of the offer document and the acceptance forms accompanying the offer document, which will contain the full terms and conditions of the Offer including details of how it may be accepted.

UBS Limited (“UBS Investment Bank” or “UBS”) is acting exclusively for Wolseley and Wolseley Acquisitions and no-one else in connection with the Offer and will not be responsible to anyone other than Wolseley and Wolseley Acquisitions for providing the protections offered to clients of UBS Limited nor for providing advice in relation to the Offer.

Close Brothers is acting exclusively for Brandon Hire and no-one else in connection with the Offer and will not be responsible to anyone other than Brandon Hire for providing the protections offered to clients of Close Brothers nor for providing advice in relation to the Offer.

The Offer is not being made in or into, and is not capable of acceptance in or from, Canada, Australia or Japan. Custodians, nominees and trustees should observe these restrictions and should not send or distribute documents in or into Canada, Australia or Japan.

Notice to US holders of Brandon Hire Shares:

The Offer is being made for the securities of a UK company and is subject to UK disclosure requirements, which are different from those of the United States. The financial information included in this announcement has been prepared in accordance with generally accepted accounting principles of the United Kingdom and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. The Offer will be made in the United States pursuant to an exemption from certain of the US tender offer rules provided by Rule 14d-1(c) and otherwise in accordance with the requirements of the City Code. Accordingly, the Offer will be subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments that are different from those under US domestic tender offer procedures and law.

It may be difficult for US holders of Brandon Hire Shares to enforce their rights and any claim arising out of the US federal securities laws, since Wolseley, Wolseley Acquisitions and Brandon Hire are located in a foreign country, and some or all of their officers and directors may be residents of a foreign country. US holders of Brandon Hire Shares may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. Further, it may be difficult to compel a foreign company and its affiliates to subject themselves to a US court’s judgement.

In accordance with normal UK practice, Wolseley, Wolseley Acquisitions or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, Brandon Hire Shares outside the United States, other than pursuant to the Offer, before or during the period in which the Offer remains open for acceptance. Also, in accordance with Rule 14e-5(b) of the US Exchange Act, UBS Investment Bank will continue to act as an exempt market maker in Brandon Hire Shares on the London Stock Exchange. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the UK, will be reported to a Regulatory Information Service of the UK Listing Authority and will be available on the London Stock Exchange website, www.londonstockexchange.com.

APPENDIX 1

CONDITIONS AND CERTAIN FURTHER TERMS

OF THE OFFER

1.	CONDITIONS OF THE OFFER

The Offer will be subject to the following conditions:

(a)	valid acceptances being received (and not, where permitted, withdrawn) by not later than 3.00 p.m. (London time) on the first closing date of the Offer (or such later time(s) and/or date(s) as Wolseley Acquisitions may, subject to the rules of the City Code, decide) in respect of not less than 90 per cent. (or such lower percentage as Wolseley Acquisitions may decide) in nominal value of the Brandon Hire Shares, provided that this condition will not be satisfied unless Wolseley Acquisitions and/or any Associate shall have acquired or agreed to acquire (whether pursuant to the Offer or otherwise) Brandon Hire Shares carrying in aggregate more than 50 per cent. of the voting rights then normally exercisable at a general meeting of Brandon Hire. For the purpose of this condition:

	(i)	Brandon Hire Shares which have been unconditionally allotted but not issued before the Offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise, shall be deemed to carry the voting rights which they will carry upon issue; and

	(ii)	valid acceptances shall be deemed to have been received in respect of Brandon Hire Shares which are treated for the purposes of section 429(8) of the Companies Act 1985 as having been acquired or contracted to be acquired by Wolseley Acquisitions by virtue of acceptances of the Offer;

(b)	no Third Party having intervened (as defined below) and there not continuing to be outstanding any statute, regulation or order of any Third Party in each case which is or is likely to be material in the context of the Offer which would or might reasonably be expected to:

	(i)	make the Offer, its implementation or the acquisition or proposed acquisition by Wolseley Acquisitions or any member of the Wider Wolseley Group of any shares or other securities in, or control or management of, Brandon Hire or any member of the Wider Brandon Hire Group void, illegal or unenforceable in any jurisdiction, or otherwise directly or indirectly restrain, prevent, prohibit, restrict or delay the same or impose additional conditions or obligations with respect to the Offer or such acquisition, or otherwise impede, challenge or interfere with the Offer or such acquisition, or require material amendment to the terms of the Offer or the acquisition or proposed acquisition of any Brandon Hire Shares or the acquisition of control or management of Brandon Hire or the Wider Brandon Hire Group by Wolseley Acquisitions or any member of the Wolseley Group;

(ii)	limit or delay, or impose any material limitations on, the ability of any member of the Wider Wolseley Group or any member of the Wider Brandon Hire Group to acquire or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership in respect of shares or other securities in, or to exercise voting or management control over, any member of the Wider Brandon Hire Group or any member of the Wider Wolseley Group;

(iii)	require the divestiture by any member of the Wider Wolseley Group of any shares or other securities in Brandon Hire;

(iv)	require the divestiture by any member of the Wider Wolseley Group or by any member of the Wider Brandon Hire Group of all or any material portion of their respective businesses, assets or properties or limit to a material extent the ability of any of them to conduct any of their respective businesses or to own or control any of their respective assets or properties or any part thereof;

(v)	except pursuant to Part XIIIA of the Companies Act 1985, require any member of the Wider Wolseley Group or of the Wider Brandon Hire Group to acquire, or to offer to acquire, any shares or other securities (or the equivalent) in any member of either group owned by any third party;

(vi)	limit the ability of any member of the Wider Wolseley Group or of the Wider Brandon Hire Group to conduct or integrate or co-ordinate its business, or any part of it, with the businesses or any part of the businesses of any other member of the Wider Wolseley Group or of the Wider Brandon Hire Group;

(vii)	result in any member of the Wider Brandon Hire Group ceasing to be able to carry on business under any name under which it presently does so; or

(viii)	otherwise adversely affect any or all of the business, assets, profits, financial or trading position or prospects of any member of the Wider Brandon Hire Group in a way which is material to the Wider Brandon Hire Group or the Wider Wolseley Group,

and all applicable waiting and other time periods during which any Third Party could intervene under the laws of any relevant jurisdiction having expired, lapsed or been terminated;

(c)	all notifications and filings which are necessary or are reasonably considered appropriate by Wolseley Acquisitions having been made, all appropriate waiting and other time periods (including any extensions of such waiting and other time periods) under any applicable legislation or regulation of any relevant jurisdiction having expired, lapsed or been terminated (as appropriate) and all statutory or regulatory obligations in any relevant jurisdiction having been complied with in each case in connection with the Offer or the acquisition or proposed acquisition of any shares or other securities in, or control or management of, Brandon Hire or any other member of the Wider Brandon Hire Group by any member of the Wider Wolseley Group or the carrying on by any member of the Wider Brandon Hire Group of its business;

(d)	all Authorisations which are necessary or are reasonably considered necessary by Wolseley Acquisitions in the relevant jurisdiction for or in respect of the Offer or the acquisition or proposed acquisition of any shares or other securities in, or control or management of, Brandon Hire or any other member of the Wider Brandon Hire Group by any member of the Wider Wolseley Group or the carrying on by any member of the Wider Brandon Hire Group of its business having been obtained, in terms and in a form reasonably satisfactory to Wolseley Acquisition, from all appropriate Third Parties or from any persons or bodies with whom any member of the Wider Brandon Hire Group has entered into contractual arrangements, and all such Authorisations remaining in full force and effect and there being no notice or intimation of any intention to revoke, suspend, restrict, modify or not to renew any of the same;

(e)	since 31 December 2005 and except as disclosed in Brandon Hire’s annual report and accounts for the year then ended or as publicly announced by Brandon Hire prior to the date of the announcement (by the delivery of an announcement to a Regulatory Information Service) or as fairly disclosed prior to the date of the announcement in writing to Wolseley Acquisitions by or on behalf of Brandon Hire, there being no provision of any arrangement, agreement, licence, permit, franchise or other instrument to which any member of the Wider Brandon Hire Group is a party, or by or to which any such member or any of its assets is or are or may be bound, entitled or subject or any circumstance, which, in each case as a consequence of the Offer or the acquisition or proposed acquisition of any shares or other securities in, or control of, Brandon Hire or any other member of the Wider Brandon Hire Group by any member of the Wider Wolseley Group or otherwise, could or might reasonably be expected to result in:

(i) any monies borrowed by or any other indebtedness or liabilities (actual or contingent) of, or any grant available to, any member of the Wider Brandon Hire Group being or becoming repayable or capable of being declared repayable immediately or prior to its stated repayment date or the ability of any member of the Wider Brandon Hire Group to borrow monies or incur any indebtedness being withdrawn or inhibited or becoming capable of being withdrawn;

(ii) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property, assets or interests of any member of the Wider Brandon Hire Group or any such mortgage, charge or other security interest (wherever created, arising or having arisen) becoming enforceable;

(iii)	any such arrangement, agreement, licence, permit, franchise or instrument, or the rights, liabilities, obligations or interests of any member of the Wider Brandon Hire Group thereunder, being, or becoming capable of being, terminated or adversely modified or affected or any adverse action being taken or any obligation or liability arising thereunder in each case which would have a material adverse impact on the Brandon Hire Group as a whole;

(iv)	any asset or interest of any member of the Wider Brandon Hire Group being or falling to be disposed of or ceasing to be available to any member of the Wider Brandon Hire Group or any right arising under which any such asset or interest could be required to be disposed of or could cease to be available to any member of the Wider Brandon Hire Group otherwise than in the ordinary course of business and in each case which would have a material adverse impact on the Brandon Hire Group as a whole;

(v)	any member of the Wider Brandon Hire Group ceasing to be able to carry on business under any name under which it presently does so;

(vi)	the creation of material liabilities (actual or contingent) by any member of the Wider Brandon Hire Group other than in the ordinary course of business;

(vii)	the rights, liabilities, obligations or interests of any member of the Wider Brandon Hire Group under any such arrangement, agreement, licence, permit, franchise or other instrument or the interests or business of any such member in or with any other person, firm, company or body (or any arrangement or arrangements relating to any such interests or business) being terminated or adversely modified or affected and in each case which would have a material adverse impact on the Brandon Hire Group as a whole;

(viii)	the financial or trading position or the prospects or the value of any member of the Wider Brandon Hire Group being prejudiced or adversely affected,

and no event having occurred which, under any provision of any such arrangement, agreement, licence, permit or other instrument, would result in any of the events or circumstances which are referred to in paragraphs (i) to (viii) of this condition (e);

(f)	since 31 December 2005 and except as disclosed in Brandon Hire's annual report and accounts for the year then ended or as otherwise publicly announced by Brandon Hire prior to the date of the announcement (by the delivery of an announcement to a Regulatory Information Service) or as otherwise fairly disclosed prior to the date of the announcement in writing to Wolseley Acquisitions by or on behalf of Brandon Hire no member of the Wider Brandon Hire Group having:

(i)	issued or agreed to issue, or authorised the issue of, additional shares of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities or transferred or sold any shares out of treasury, other than in each case as between Brandon Hire and wholly-owned subsidiaries of Brandon Hire or any shares issued upon the exercise of any options granted under any of the Brandon Hire Share Schemes;

(ii)	purchased or redeemed or repaid any of its own shares or other securities or reduced or made any other change to any part of its share capital;

(iii)	recommended, declared, paid or made any dividend or other distribution whether payable in cash or otherwise or made any bonus issue (other than to Brandon Hire or a wholly-owned subsidiary of Brandon Hire or the 2.9 pence per share final dividend to be paid in respect of the year ended 31 December 2005);

(iv)	except as between Brandon Hire and its wholly-owned subsidiaries or between such wholly-owned subsidiaries made or authorised any change in its loan capital;

(v)	(other than any acquisition or disposal in the ordinary course of business or a transaction between Brandon Hire and a wholly-owned subsidiary of Brandon Hire or between such wholly-owned subsidiaries) merged with, demerged or acquired any body corporate, partnership or business or acquired or disposed of or transferred, mortgaged, charged or created any security interest over any assets or any right, title or interest in any assets (including shares in any undertaking and trade investments) or authorised the same;

(vi)	issued or authorised the issue of, or made any change in or to, any debentures or (except as between Brandon Hire and its wholly-owned subsidiaries or between such wholly-owned subsidiaries) incurred or increased any indebtedness or liability (actual or contingent);

(vii)	entered into, varied, or authorised any agreement, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) which:

	(A)	is of a long term, onerous or unusual nature or magnitude or which could involve an obligation of such nature or magnitude; or

(B)	is reasonably likely to restrict the business of any member of the Wider Brandon Hire Group; or

(C)	is other than in the ordinary course of business;

which in any case is material in the context of the Wider Brandon Hire Group taken as a whole;

(viii)	except as between Brandon Hire and its wholly-owned subsidiaries or between such wholly-owned subsidiaries, entered into, implemented, effected or authorised any merger, demerger, reconstruction, amalgamation, scheme, commitment or other transaction or arrangement in respect of itself or another member of the Wider Brandon Hire Group which in any case is material in the context of the Wider Brandon Hire Group taken as a whole;

(ix)	entered into or varied the terms of, any contract, agreement or arrangement with any of the directors or senior executives of any member of the Wider Brandon Hire Group;

(x)	taken any corporate action or had any legal proceedings instituted or threatened against it or petition presented or order made for its winding-up (voluntarily or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any part of its assets and revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction;

(xi)	been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

(xii)	waived or compromised any claim which is material in the context of the Brandon Hire Group taken as a whole;

(xiii)	made any alteration to its memorandum or articles of association;

(xiv)	made or agreed or consented to:

(A)	any change:

	(I)	to the terms of the trust deeds constituting the pension scheme(s) established for its directors, employees or their dependants; or

	(II)	the benefits which accrue or to the pensions which are payable thereunder; or

			(III)	the basis on which qualification for, or accrual or entitlement to such benefits or pensions are calculated or determined; or

			(IV)	the basis upon which the liabilities (including pensions) or such pension schemes are funded or made, or

		(B)	any change to the trustees including the appointment of a trust corporation;

	(xv)	proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme or other benefit relating to the employment or termination of employment of any person employed by the Wider Brandon Hire Group; or

	(xvi)	entered into any agreement, commitment or arrangement or passed any resolution or made any offer (which remains open for acceptance) or proposed or announced any intention with respect to any of the transactions, matters or events referred to in this condition (f);

(g)	since 31 December 2005 and except as disclosed in Brandon Hire’s annual report and accounts for the year then ended or as otherwise publicly announced by Brandon Hire prior to the date of the announcement (by the delivery of an announcement to a Regulatory Information Service) or as otherwise fairly disclosed prior to the date of the announcement in writing to Wolseley Acquisitions by or on behalf of Brandon Hire:

	(i)	there having been no adverse change or deterioration in the business, assets, financial or trading positions or profit or prospects of any member of the Wider Brandon Hire Group which is material in the context of the Brandon Hire Group taken as a whole;

	(ii)	no contingent or other liability of any member of the Wider Brandon Hire Group having arisen or become apparent or increased which in any case is material in the context of the Brandon Hire Group taken as a whole;

	(iii)	no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider Brandon Hire Group is or may become a party (whether as plaintiff, defendant or otherwise) having been threatened, announced, implemented or instituted by or against or remaining outstanding against or in respect of any member of the Wider Brandon Hire Group which in any case is material in the context of the Brandon Hire Group taken as a whole; and

	(iv)	(other than as a result of the Offer) no enquiry or investigation by, or complaint or reference to, any Third Party having been threatened, announced, implemented, instituted by or against or remaining outstanding against or in respect of any member of the Wider Brandon

Hire Group which in any case is material in the context of the Brandon Hire Group taken as a whole;

(h)	Wolseley Acquisitions not having discovered:

	(i)	that any financial or business or other information concerning the Wider Brandon Hire Group publicly announced or disclosed in writing at any time by or on behalf of any member of the Wider Brandon Hire Group, to any member of the Wider Wolseley Group or to any of their advisers or otherwise, is misleading or contains any misrepresentation of fact or omits to state a fact necessary to make any information contained therein not misleading and which was not subsequently corrected before the date of the announcement by disclosure either publicly or otherwise in writing to Wolseley Acquisitions or its professional advisers to an extent which in any case is material in the context of the Brandon Hire Group taken as a whole;

	(ii)	that any member of the Wider Brandon Hire Group is subject to any liability (actual or contingent) which is not disclosed in Brandon Hire’s annual report and accounts for the financial year ended 31 December 2005 and which in any case is material in the context of the Brandon Hire Group taken as a whole; or

	(iii)	any information which affects the import of any information disclosed publicly or in writing at any time by or on behalf of any member of the Wider Brandon Hire Group to an extent which is material in the context of the Brandon Hire Group taken as a whole;

(i)	Wolseley Acquisitions not having discovered other than to the extent fairly disclosed in writing to Wolseley Acquisitions by or on behalf of Brandon Hire before the date of the announcement:

	(i)	that any past or present member of the Wider Brandon Hire Group has not complied with any applicable legislation or regulations of any jurisdiction with regard to the use, treatment, handling, storage, transport, release, disposal, discharge, spillage, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health, or otherwise relating to environmental matters or the health and safety of any person, or that there has otherwise been any such use, treatment, handling, storage, transport, release, disposal, discharge, spillage, leak or emission (whether or not this constituted a non-compliance by any person with any legislation or regulations and wherever the same may have taken place) which, in any case, would be likely to give rise to any liability (whether actual or contingent) or cost on the part of any member of the Wider Brandon Hire Group which in any case is material in the context of the Brandon Hire Group taken as a whole;

	(ii)	that there is, or is likely to be, any liability, whether actual or contingent, to make good, repair, reinstate or clean up any property now or previously owned, occupied or made use of by any past or present member of the Wider Brandon Hire Group or any other property or any controlled waters under any environmental legislation, regulation, notice, circular, order or other lawful requirement of any relevant authority or third party or otherwise which in any case is material in the context of the Brandon Hire Group taken as a whole; or

(iii)	that circumstances exist whereby a person or class of persons would be likely to have a claim in respect of any supply, product or process of manufacture or materials used therein now or previously supplied, manufactured, sold or carried out by any past or present member of the Wider Brandon Hire Group which is or would be material in the context of the Brandon Hire Group taken as a whole.

For the purpose of these conditions:

(a)	"Third Party" means any central bank, government, government department or governmental, quasi-governmental, supranational, statutory, regulatory or investigative body, authority (including any national anti-trust or merger control authority), court, trade agency, association, institution or professional or environmental body or any other person or body whatsoever in any relevant jurisdiction;

(b)	a Third Party shall be regarded as having "intervened" if it has decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference (and in each case has not irrevocably withdrawn the same) or made, proposed or enacted any statute, regulation, decision or order or taken any measures or other steps or required any action to be taken or information to be provided or otherwise having done anything and "intervene" shall be construed accordingly;

(c)	"Authorisations" means authorisations, orders, grants, recognitions, determinations, certificates, confirmations, consents, licences, clearances, provisions and approvals.

Subject to the requirements of the Panel, Wolseley Acquisitions reserves the right to waive all or any of the above conditions, in whole or in part, except condition (a).

Conditions (b) to (i) (inclusive) must be fulfilled, be determined by Wolseley Acquisitions to be or remain satisfied or (if capable of waiver) be waived by midnight on the 21st day after the later of the first closing date of the Offer and the date on which condition (a) is fulfilled (or in each case such later date as Wolseley Acquisitions may, with the consent of the Panel, decide), failing which the Offer will lapse. Wolseley Acquisitions shall be under no obligation to waive (if capable of waiver), to determine to be or remain satisfied or to treat as fulfilled any of conditions (b) to (i) (inclusive) by a date earlier than the latest date specified above for the fulfilment of that condition, notwithstanding that the other conditions of the Offer may at such earlier date have been waived or fulfilled and that there are, at such earlier date, no circumstances indicating that any condition may not be capable of fulfilment.

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If the Panel requires Wolseley Acquisitions to make an offer for Brandon Hire Shares under the provisions of Rule 9 of the City Code, Wolseley Acquisitions may make such alterations to the conditions of the Offer, including to condition (a), as are necessary to comply with the provisions of that Rule.

The Offer will lapse (unless otherwise agreed by the Panel) if the acquisition of Brandon Hire by Wolseley Acquisitions is referred to the Competition Commission before the later of 3.00 p.m. (London time) on the first closing date of the Offer and the date when the Offer becomes or is declared unconditional as to acceptances.

If the Offer lapses it will cease to be capable of further acceptance. Brandon Hire Shareholders who have accepted the Offer and Wolseley Acquisitions shall then cease to be bound by acceptances delivered on or before the date on which the Offer lapses.

2.	CERTAIN FURTHER TERMS OF THE OFFER

Brandon Hire Shares will be acquired by Wolseley Acquisitions fully paid and free from all liens, equitable interests, charges, encumbrances and other third party rights of any nature whatsoever and together with all rights attaching to them, including the right to receive and retain all dividends and distributions (if any) declared, made or payable after the date of this announcement other than the final dividend of 2.9 pence per Brandon Hire Share for the financial year ended 31 December 2005.

The Offer will be on the terms and will be subject, inter alia, to the conditions which are set out in part 1 of Appendix 1 and those terms which will be set out in the formal offer document and such further terms as may be required to comply with the Listing Rules of the UK Listing Authority and the provisions of the City Code. The Offer and any acceptances thereunder will be governed by English law.

The availability of the Offer to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements.

APPENDIX 2

BASES AND SOURCES

(a)	The value attributed to the existing issued share capital of Brandon Hire is based upon the 33,919,486 Brandon Hire Shares in issue on 27 March 2006.

(b)	Unless otherwise stated, the financial information on Wolseley is extracted from Wolseley’s Annual Report and Accounts for the year ended 31 July 2005.

(c)	Unless otherwise stated, the financial information on Brandon Hire is extracted from Brandon Hire’s Annual Report and Accounts for the year ended 31 December 2005.

APPENDIX 3

DETAILS OF IRREVOCABLE UNDERTAKINGS

Wolseley Acquisitions has received irrevocable undertakings from the Directors of Brandon Hire (other than Mr Brian Nathan who has not been able to provide an irrevocable undertaking for reasons outside his control) and their related company and trusts to accept (or to procure that the registered holders accept) the Offer in respect of 8,518,912 Brandon Hire Shares in aggregate, representing approximately 25.1 per cent. of the existing issued share capital of Brandon Hire. Details of these undertakings are as follows:

Name	Number of Brandon	Percentage of existing
	Hire Shares	issued share capital of
		Brandon Hire

John Laycock[1]	5,720,932	16.9

John Laycock Ltd[2]	587,705	1.7

Steven Laycock and Stuart Hooper[3]	1,676,363	4.9

Chris Sims	180,000	0.5

Rathbone Investment Management Limited[4]	353,912	1.0

1	John Laycock is the beneficial owner of a further 15,000 Brandon Hire Shares which are held by his pension scheme. These shares are not subject to the irrevocable undertaking.

2	John Laycock Limited is a company wholly-owned by John Laycock.

3	Held as joint trustees of a trust (the sole beneficiary of which is John Laycock).

4	Rathbone Investment Management Limited holds 353,912 Brandon Hire Shares on behalf of Charles Skinner and hence Rathbone Investment Management Limited has provided an irrevocable undertaking with respect to these shares. As these 353,912 Brandon Hire Shares are not held in his name, Charles Skinner has not provided an irrevocable undertaking in relation to them. He has, however, provided an irrevocable undertaking with respect to Brandon Hire Shares to be acquired by him on the exercise of certain share options he holds in Brandon Hire.

Wolseley Acquisitions has also received an undertaking from Morley Fund Management Ltd in respect of 3,760,649 Brandon Hire Shares representing approximately 11.1 per cent. of Brandon Hire’s existing issued ordinary share capital. The undertaking will cease to be binding if the offer document has not been posted within 28 days of the date of this announcement, if the Offer lapses or is withdrawn, on expiry of 14 days from the date on which the Offer becomes unconditional or such longer period (up to a maximum of 2 months) specified in the offer document over which the Offer remains open for acceptance, if Morley Fund Management Ltd is required to withdraw their undertaking by any court or competent regulator, if there is a material change in the information relating to the Offer upon which the decision to provide the undertaking is based or if a third party announces a firm intention to make an offer for Brandon Hire where the consideration of such competing offer is (in Morley’s reasonable opinion) not less than 5 per cent. greater than the consideration available under the Offer.

APPENDIX 4

DEFINITIONS

The following definitions apply throughout this announcement unless the context requires otherwise.

“Associate”	has the meaning given in section 430E of the Companies Act 1985

“Australia”	the Commonwealth of Australia, its territories and possessions

“Brandon Hire”	Brandon Hire plc

“Brandon Hire Group”	Brandon Hire and its subsidiary undertakings

“Brandon Hire relevant securities”	Brandon Hire Shares and options granted under the Brandon Hire Share Schemes;

“Brandon Hire Shareholders”	holders of Brandon Hire Shares

“Brandon Hire Share Schemes”	1989 Brandon Hire Executive Share Option Scheme, Brandon Hire plc Sharesave Scheme and the 2004 Brandon Hire plc Long-Term Incentive Plan

“Brandon Hire Shares”	includes:

(i)	the existing unconditionally allotted or issued and fully paid ordinary shares of 10 pence each in the capital of Brandon Hire; and

(ii)	any further ordinary shares of 10 pence each in the capital of Brandon Hire which are unconditionally allotted or issued and fully paid before the date on which the Offer closes or before such earlier date as Wolseley Acquisitions (subject to the City Code) may determine not being earlier than the date on which the Offer becomes or is declared unconditional as to acceptances, but excludes any shares held as treasury shares on such date as Wolseley Acquisitions may determine before the date on which the Offer closes (which may be a different date to the date referred to in (ii)).

“Canada”	Canada, its provinces and territories and all areas under its jurisdiction and political sub-divisions thereof

“City Code”	the City Code on Takeovers and Mergers

“Close Brothers”	Close Brothers Corporate Finance Limited

“Japan”	Japan, its cities, prefectures, territories and possessions

“Listing Rules”	the rules and regulations made by the Financial Services Authority in its capacity as the UK Listing Authority under the Financial Services and Markets Act 2000

“London Stock Exchange”	London Stock Exchange plc

“Offer”	the recommended cash offer to be made by Wolseley Acquisitions and, outside the United States by UBS Investment Bank, on behalf of Wolseley Acquisitions, to acquire the Brandon Hire Shares, including where the context so requires, any subsequent revision, variation, extension or renewal of such offer

“Offer Price”	212 pence per Brandon Hire Share

“Panel”	the Panel on Takeovers and Mergers

“Regulatory Information Service”	any of the services set out in schedule 12 to the Listing Rules

“Substantial Interest”	a direct or indirect interest in 20 per cent. or more of the voting equity capital of an undertaking

“treasury shares”	any Brandon Hire Shares held by Brandon Hire as treasury shares

“UBS Investment Bank”	UBS Limited

“UK” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland

“United States of America” or “United States”	the United States of America, its territories and possessions, any state of the United States and the District of Columbia

“US Exchange Act”	the United States Securities Exchange Act of 1934 as amended

“Wider Brandon Hire Group”	Brandon Hire and the subsidiaries and subsidiary undertakings of Brandon Hire and associated undertakings (including any joint venture, partnership, firm or company in which any member of the Brandon Hire Group is interested or any undertaking in which Brandon Hire and such undertakings (aggregating their interests) have a Substantial Interest

“Wider Wolseley Group”	Wolseley and the subsidiaries and subsidiary undertakings of Wolseley and associated undertakings (including any joint venture, partnership, firm or company in which any member of the Wolseley Group is interested or any undertaking in which Wolseley and such undertakings (aggregating their interests) have a Substantial Interest

“Wolseley”	Wolseley plc

“Wolseley Acquisitions” or “Offeror”	Wolseley Bristol Limited, a wholly-owned subsidiary of Wolseley

“Wolseley Group”	Wolseley and its subsidiaries and subsidiary undertakings

For the purposes of this announcement, “subsidiary”, “subsidiary undertaking”, “undertaking”, “associated undertaking” have the meanings given by the Companies Act 1985 (but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A of the Companies Act 1985).